April 6, 2015

VIA EDGAR

Amanda Ravitz
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Helius Medical Technologies, Inc. / Withdrawal of Registration Statement on Form 10-12G (File No. 000-55364).

Dear Ms. Ravitz:

Helius Medical Technologies, Inc. (the “Company”) hereby withdraws its Registration Statement on Form 10-12G (file no. 000-55364) (the “Registration Statement”). As requested by the staff, the Company is filing this letter on Form RW. The Company initially filed the Registration Statement with the Securities and Exchange Commission on February 6, 2015 to voluntarily register the Company’s Class A common stock, without par value, under Section 12(g) of the Securities Exchange Act of 1934. The Company has decided at this time not to proceed with such voluntary registration.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Trevor Chaplick, Esq., of Proskauer Rose LLP, at (202) 416-6829.

Sincerely,

/s/ Philippe Deschamps

Philippe Deschamps

President and Chief Executive Officer